Exhibit 99.1

FOR RELEASE ON AUGUST 4, 2011 at 4:00pm ET

Cogo Reports Strongest Ever Second Quarter Results
Share Gains and Increased Scale are Top Priorities in an Uncertain Market

•
Q2 Net Revenue: $134.6 million in accordance with Generally Accepted Accounting Principles (“GAAP”) (a year-over-year increase of 47.9%) and EPS Diluted attributable to Cogo Group, Inc. of $0.11 GAAP and $0.22 Non-GAAP (a year-to-year increase of 15.8% Non-GAAP)

•	Management provides Q3 2011 guidance of $130-$140 million in revenue and estimated Non-GAAP EPS Diluted of $0.15-$0.16

SHENZHEN, China, August 4, 2011—Cogo Group, Inc. (NASDAQ: COGO) (“Cogo” or the “Company”), one of the leading gateways for global semiconductor companies to access the industrial and technology markets in China, today announced unaudited financial results for its second quarter ended June 30, 2011. The Company reported quarterly revenue of $134.6 million, up 47.9% year-over-year compared to $91.0 million reported in the second quarter of 2010.

Jeffrey Kang, CEO of Cogo commented, “The credit tightening in China has presented us with a great opportunity over the next 12-18 months to significantly ramp our market share and accelerate our scale through an increased customer count. In late 2008, Cogo re-trenched and became too conservative and missed out on a number of opportunities to grow our business. We do not want to make the same mistake twice. Our customer count in the second quarter reached 1,680, up 14% year over year, and we plan to ramp this figure significantly in the next year.”

Mr. Kang continued, “While this increased investment and some pricing pressure in our core businesses are suppressing margins in the short-term, our growth prospects have never been better and we are focused on gaining market share and scale while the market suffers from near-term uncertainty.”

Mr. Kang said, “Finally, during the quarter, we officially launched our unique on-line Transaction based e-commerce platform, known as “Cogo 3.0”, which operates at the website cogozon.com and is poised to leverage our existing customer base of nearly 1,700. In the second quarter, we earned $17 thousand of service charge from 38 customers and we executed approximately two million dollars worth of orders through cogozon.com. We expect this to ramp well in the second half of 2011. In the short-term, the focus of Cogo 3.0 is on serving our installed customer base. The longer term focus of our e-commerce strategy will gradually shift to focus on accelerating customer acquisitions. We expect a final version of cogozon.com to be market-ready by year-end.”

Financial Results

Net income attributable to Cogo Group, Inc. for the second quarter of 2011 was $4.2 million, up 4.1% from $4.0 million reported in the same period last year, with Non-GAAP net income attributable to Cogo Group, Inc. up 16.5% over the same period last year. Earnings per share (“EPS”) Diluted attributable to Cogo Group, Inc. on a US GAAP basis was $0.11, and Non-GAAP EPS Diluted attributable to Cogo Group, Inc. was $0.22, up 15.8% from the second quarter of 2010.

Key Financial Indicators
(all numbers in USD thousands, except share data)
	Q2 2011(1) (unaudited)		Q2 2010(1) (unaudited)	Percentage Change
Net Revenue	$134,584		$90,980	47.9%
Cost of Sales	$118,028		$78,110	51.1%
Gross Profit	$16,556		$12,870	28.6%
Operating Expenses	$11,303		$8,667	30.4%
Net Income attributable to Cogo Group, Inc.	$4,170	(2)	$4,005	4.1%
EPS Diluted attributable to Cogo Group, Inc.	$0.11		$0.11	0%
Non-GAAP EPS Diluted attributable to Cogo Group, Inc.	$0.22		$0.19	15.8%

(1)	The US dollar (“USD”) amounts are calculated based on the conversion rate of $1 to RMB6.4635 as of June 30, 2011 and of $1 to RMB 6.7815 as of June 30, 2010.
(2)
Included in the Q2 2011 net income attributable to Cogo Group, Inc. was $2.8 million of share-based compensation expense recognized in accordance with Accounting Standards Codification (“ASC”) 718, Compensation-Stock Compensation and $1.5 million of acquisition related costs, such as amortization of intangible assets and related deferred taxation. Non-GAAP net income attributable to Cogo Group, Inc was $8.5 million.

Revenue Review

Revenue for the second quarter was $134.6 million, an increase of 47.9% compared to $91.0 million reported for the same period in 2010. The revenue breakdown includes: $57.9 million, or 43.0% of total sales for digital media (including mobile handsets business), representing a 10.9% increase year-over-year; $50.1 million, or 37.2% of total sales for telecommunications equipment, representing a 130.9% increase year-over-year; and $26.6 million, or 19.8% of total sales relating to industrial business, representing a 68.0% increase year-over-year. The Company did not record any revenue from the service business in the second quarter compared to $1.3 million reported for the same period last year. The Company is currently experiencing significant growth in the telecommunications equipment end-market. In addition, the Company is participating in what management believes to be some of the fastest growing industrial business end-market in China, including the smart grid, wind power, smart meter, automotive, high-speed railway and medical equipment sectors. Over time, Cogo expects to expand into other verticals in the industrial space, such as security and factory automation.

Customers and Average Revenue Per User (“ARPU”) Update

In the second quarter of 2011, Cogo’s blue-chip ARPU was approximately $1.0 million. The Company’s small and medium enterprises (“SME”) ARPU in the quarter was approximately $25 thousand.

Blue-chip customers accounted for approximately 71% of total Cogo revenue in the second quarter of 2011, up from approximately 68% for the same period in 2010. SME customers accounted for the remaining approximately 29% of total revenue in the quarter.

Cost of sales, which includes the aggregate purchase of components from suppliers and the direct cost of service, was $118.0 million compared to $78.1 million in the second quarter of 2010, representing an increase of 51.1% year-over-year. Gross profit for the second quarter was $16.6 million, up 28.6%, compared to $12.9 million during the second quarter of last year. Gross margin for the second quarter was 12.3%, compared to 14.1% reported for the second quarter of 2010.

Operating expenses, including selling, general and administrative, and research and development expenses, totaled $11.3 million, up 30.4%, compared to $8.7 million reported for the second quarter of last year.

Income from operations was $5.3 million, an increase of 25.0% from $4.2 million reported in the same period of 2010. Operating margin for the second quarter of 2011 was 3.9% compared to 4.6% for the second quarter of 2010. Excluding the effects of share-based compensation expenses and acquisition-related costs, such as amortization of intangible assets and related deferred taxation, operating margin would have been 7.2% for the second quarter of 2011, compared to 8.4% for the same period in 2010. The effective tax rate for the second quarter of 2011 was 10.5%, compared to 10.0% for the same period in 2010. Included in the income tax expense for the quarter ended June 30, 2011 was a deferred income tax benefit of $0.2 million as a result of the amortization of intangible assets of $1.7 million. Noncontrolling interests’ share of income was $0.5 million for the second quarter of 2011 and $0.02 million for the second quarter of 2010.

Net income attributable to Cogo Group, Inc. for the second quarter of 2011 was $4.2 million or EPS Diluted attributable to Cogo Group, Inc. of $0.11 on a U.S. GAAP basis, compared to net income of $4.0 million, or EPS Diluted attributable to Cogo Group, Inc. of $0.11, in the second quarter of 2010. Included in the second quarter of 2011 was $2.8 million attributable to share-based compensation expense and $1.5 million attributable to acquisition related costs, such as amortization of intangible assets and related deferred taxation. Excluding share-based compensation expenses and acquisition related costs, such as amortization of intangible assets and related deferred taxation, the Non-GAAP net income would have been $8.5 million, or $0.22 Non-GAAP EPS Diluted attributable to Cogo Group, Inc. for the second quarter of 2011. The weighted average number of shares used in the calculation of diluted EPS was 38.7 million compared to 38.0 million in the second quarter of 2010.

For the six-month period ended June 30, 2011, the Company reported revenue of $240.4 million, an increase of 39.3% on the $172.5 million reported during the first-half year of 2010. Gross profit was $31.6 million, an increase of 29.5% from $24.4 million reported during the first-half year of 2010. Gross margin was 13.1% of sales, compared to a gross margin of 14.1% for the same period last year. Net operating expenses were $21.2 million, an increase of 28.1% as compared to $16.6 million for the same period last year. Income from operations was $10.4 million, an increase of 32.6% from the $7.8 million reported during the prior year period. The Non-GAAP operating margin, excluding share-based compensation expense and amortization of intangible assets, was 7.8%, as compared to 8.3% for the same period last year, as a result of increased operating expenses. The Company had an effective tax rate of 10.6% compared to 10.0% during the prior year period. Non-controlling interests’ share of income was $0.9 million as compared to $0.1 million during the first-half year of 2010. Net income attributable to Cogo Group, Inc. for the half-year period was up 11.3% at $8.4 million from the same period last year.

Balance Sheets and Cash Position
The Company continues to be in a strong financial position with a current ratio of 2.7 to 1 and a net cash position, after deducting bank borrowings, of $56.2 million, or approximately $1.48 per share as of June 30, 2011. The Company had operating cash outflow of $9.3 million in the first-half year of 2011 and utilized approximately $11.1 million for acquisitions in the first-half year of 2011.

Inventories increased from $38.0 million on December 31, 2010 to $61.8 million as of June 30, 2011 as the Company continued to target new revenue growth opportunities. Some inventories were accumulated in order to meet the needs of our customers in a potentially tightened supply chain following the Japan earthquake. Inventory turnover days was 47 days in the second quarter of 2011 compared to 50 days in the prior quarter. Accounts receivable increased from $103.3 million on December 31, 2010 to $120.8 million as of June 30, 2011 as a result of increased sales volume, whilst the Days Sales Outstanding decreased from 88 days in the prior quarter to 82 days in the current quarter. Accounts payable increased from $9.6 million at the end of 2010 to $23.3 million as of June 30, 2011 and Days Payable Outstanding decreased from 21 days in the prior quarter to 18 days in the current quarter sequentially. Cogo’s cash conversion cycle decreased from 117 days in the first quarter of 2011 to 111 days in the second quarter of 2011.

Total cash, including pledged bank deposits, decreased to $144.0 million reported at the end of the second quarter of 2011 from $156.3 million as of December 31, 2010. Bank borrowings increased from $76.7 million as of December 31, 2010 to $87.9 million as of June 30, 2011, the increase is primarily due to additional bank borrowings as a result of increased operating cash outflows in the first-half year of 2011.

Cogo Group, Inc. equity was $270.5 million of June 30, 2011, an increase of 5.5% from $256.4 million as of December 31, 2010. During the second quarter of 2011, the Company repurchased 865,570 shares of its common stock at an average price of $5.60 and a total cost of $4.9 million. The Company had also established a plan under Rule 10b5-1 of the Securities and Exchange Commission to facilitate the repurchase of its common stock during the trading days of July 1, 2011 and August 9, 2011. As of August 3, the Company had repurchased 1.4 million shares at an average price of $ 4.78 at a total cost of $6.8 million under the plan. Cogo continues to view share buybacks as a strategic use of cash.

About Cogo Group, Inc.:
Cogo Group, Inc. (Nasdaq: COGO) is one of the leading gateways for global semiconductor companies to access the industrial and technology markets in China. The Company has also launched a new online platform of Core Technologies for the 42 million small and medium enterprises (“SME”) in China. Cogozon.com, currently serving Cogo's 1,500 SME and 100 Blue-Chip customers, is an e-commerce platform for customers in tech manufacturing sectors (Smart Meters, Alternative Energy, Autos, Healthcare, Tablets and HDTV), offering designs, product, applications and technical support. Cogo’s transaction-based online revenue model centers on its Application Store, offering design solutions and embedded software, and its Product Store, which sells standardized Electronic products. Cogo operates Cogopedia.com, a unique web-based business networking platform to engage with 50,000 electronic and software engineers, collecting one million data inputs daily. Cogo offers technology components from 400 suppliers, including 50 global players like Broadcom, Xilinx, Freescale, Microsoft and Atmel. Cogo has 600 employees, with 300 in engineering and 200 in direct sales and 15 service centers across China.

Cogo 2011 Q2 Earnings Results Conference Call

Date/ Time:
August 4, 2011 (Thursday) @ 4:30 PM (ET)

Conference Call:
US/ Canada Toll-Free: 1-877-941-1427
International: +1-480-629-9664

Webcast/ Audio Recording:
http://viavid.net/dce.aspx?sid=0000893A

Replay (from 8/4/2011 at 7:30 pm to 8/11/2011 at 11:59 pm ET):
US/ Canada Toll-Free:1-877-870-5176 (Passcode:4456372)
International: +1-858-384-5517 (Passcode:4456372)

For further information:
Investor Relations
www.cogo.com.cn/investorinfo.html
communications@cogo.com.cn
H.K.:           +852 2730 1518
U.S.:           +1 (646) 291 8998
Fax:           +86 755 2674 3522

Safe Harbor Statement:
This press release includes certain statements that are not descriptions of historical facts, but are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These forward-looking statements may include statements about our proposed discussions related to our business or growth strategy such as growth in digital media, telecommunications and industrial applications businesses, as well as our potential acquisitions which are subject to change. Such information is based upon expectations of our management that were reasonable when made, but may prove to be incorrect. All such assumptions are inherently subject to uncertainties and contingencies beyond our control and upon assumptions with respect to future business decisions, which are subject to change. For further descriptions of other risks and uncertainties, see our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 10-K, and our subsequent SEC filings. Copies of filings made with the SEC are available through the SEC’s electronic data gathering analysis retrieval system (EDGAR) at www.sec.gov.

About Non-GAAP Financial Measures:
To supplement Cogo’s consolidated financial results presented in accordance with GAAP, Cogo uses the following measures defined as Non-GAAP financial measures by the SEC: 1) Non-GAAP net income attributable to Cogo Group, Inc. which is net income attributable to Cogo Group, Inc. excluding share-based compensation expenses and acquisition related costs, such as amortization of intangible assets and related deferred taxation, and 2) Non-GAAP basic and diluted EPS attributable to Cogo, which is basic and diluted EPS excluding share-based compensation expenses and acquisition related costs such as amortization of intangible assets and related deferred taxation. The presentation of these Non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these Non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of Non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

Cogo believes that these Non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and acquisition related costs such as amortization of intangible assets that may not be indicative of its operating performance from a cash perspective. Cogo believes that both management and investors benefit from referring to these Non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These Non-GAAP financial measures also facilitate management’s internal comparisons to Cogo’s historical performance and liquidity. Cogo computes its Non-GAAP financial measures using the same consistent method from quarter to quarter.

Cogo believes these Non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using Non-GAAP net income, Non-GAAP basic and diluted earnings per share, Non-GAAP income from operation and Non-GAAP operating margin is that these Non-GAAP measures exclude share-based compensation expenses and acquisition related costs, such as amortization of intangible assets andrelated deferred taxation that have been and will continue to be for the foreseeable future a recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each Non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to Non-GAAP financial measures.

Tables Attached

COGO GROUP, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2011		December 31, 2010
	USD’000	RMB’000	RMB’000
Assets
Current assets:
Cash	84,587	546,725	699,650
Pledged bank deposits	59,451	384,260	332,050
Accounts receivable, net	120,786	780,702	681,911
Bills receivable	6,046	39,080	31,001
Inventories	61,836	399,678	250,573
Income taxes receivable	168	1,085	2,478
Prepaid expenses and other receivables	4,644	30,023	49,338
Total current assets	337,518	2,181,553	2,047,001
Property and equipment, net	2,462	15,912	14,613
Goodwill and intangible assets, less accumulated amortization, RMB139,551 thousand (USD21,591 thousand) in 2011 and RMB122,637 thousand in 2010	62,197	402,010	258,935
Other assets	460	2,970	1,468
Total Assets	402,637	2,602,445	2,322,017
Liabilities and equity
Current liabilities:
Accounts payable	23,260	150,343	63,283
Bank borrowings	87,883	568,034	505,888
Income taxes payable	1,633	10,556	16,153
Accrued expenses and other liabilities	11,904	76,937	15,581
Total current liabilities	124,680	805,870	600,905
Deferred tax liabilities	4,207	27,195	13,777
Total liabilities	128,887	833,065	614,682
Equity
Common stock: Par value: USD0.01 Authorized: 200,000,000 Shares Issued: 41,309,285 shares in 2011 41,181,529 shares in 2010 Outstanding: 35,110,950 shares in 2011 35,848,764 shares in 2010	517	3,340	3,332
Additional paid in capital	209,342	1,353,084	1,315,806
Retained earnings	119,262	770,850	716,839
Accumulated other comprehensive loss	(18,707)	(120,913)	(117,479)
	310,414	2,006,361	1,918,498
Less cost of common stock in treasury, 6,198,335 shares in 2011 and 5,332,765 shares in 2010.	(39,910)	(257,961)	(226,495)
Total Cogo Group, Inc. equity	270,504	1,748,400	1,692,003
Noncontrolling interests	3,246	20,980	15,332
Total equity	273,750	1,769,380	1,707,335
Total liabilities and equity	402,637	2,602,445	2,322,017

COGO GROUP, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three Months ended June 30,
	2011	2011	2010
	USD’000	RMB’000	RMB’000
Net Revenue
Product sales	134,584	869,881	608,485
Services revenue	-	-	8,496
	134,584	869,881	616,981
Cost of sales
Cost of goods sold	(118,028)	(762,873)	(522,818)
Cost of services	-	-	(6,882)
	(118,028)	(762,873)	(529,700)
Gross profit	16,556	107,008	87,281
Selling, general and administrative expenses	(7,532)	(48,682)	(39,796)
Research and development expenses	(3,772)	(24,381)	(18,991)
Other operating income	1	4	9
Income from operations	5,253	33,949	28,503
Interest expense	(582)	(3,759)	(1,666)
Interest income	555	3,589	3,493
Earnings before income taxes	5,226	33,779	30,330
Income tax expense	(548)	(3,540)	(3,040)
Net income	4,678	30,239	27,290
Less net income attributable to noncontrolling interests	(508)	(3,284)	(132)

Net income attributable to Cogo Group, Inc.	4,170	26,955	27,158

	USD	RMB	RMB
Earnings per share attributable to Cogo Group, Inc.
Basic	0.11	0.71	0.73
Diluted	0.11	0.70	0.71

Weighted average number of common shares outstanding
Basic		38,078,756	37,133,304
Diluted		38,719,290	38,045,705

COGO GROUP, INC. and SUBSIDIARIES

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

	Three Months ended June 30,
	2011	2010
	$’000	$’000
Net Income
GAAP net income attributable to Cogo Group, Inc.	4,170	4,005
Share-based compensation expenses	2,842	2,600
Amortization of intangible assets and related deferred taxation	1,466	672
Non-GAAP net income attributable to Cogo Group, Inc.	8,478	7,277

Income from operation
GAAP income from operations	5,253	4,203
Share-based compensation expenses	2,842	2,600
Amortization of intangible assets	1,646	805
Non-GAAP income from operation	9,741	7,608

Operating Margin
GAAP operating margin	3.9%	4.6%
Non-GAAP operating margin	7.2%	8.4%

Earnings per share	$	$
GAAP net income attributable to Cogo Group, Inc. per common share- Diluted	0.11	0.11
Non-GAAP net income attributable to Cogo Group, Inc. per common share- Diluted	0.22	0.19

Weighted average number of common shares outstanding
Basic	38,078,756	37,133,304
Diluted	38,719,290	38,045,705